Exhibit 12.1

Chaparral Energy, Inc.

Ratio of Earnings to Fixed Charges Calculation

For the Five Years Ended December 31, 2007 and Six Months Ended June 30, 2008.

(Dollars in thousands)	Year Ended December 31,					Six Months Ended June 30,
	2003	2004	2005	2006	2007	2008
Earnings:
Income (loss) before income taxes and minority interest	$18,376	$27,595	$20,159	$38,552	$(7,538)	$(53,631)
Fixed charges excluding capitalized interest	4,116	6,162	15,588	45,246	87,656	42,621

Total Earnings	$22,492	$33,757	$35,747	$83,798	$80,118	$(11,010)

Fixed Charges:
Interest expense	$4,116	$6,162	$15,588	$45,246	$87,656	$42,621
Capitalized interest	155	107	3	1,001	1,613	754

Total Fixed Charges	$4,271	$6,269	$15,591	$46,247	$89,269	$43,375

Ratio of Earnings to Fixed Charges	5.3	5.4	2.3	1.8	0.9	—

Pro Forma Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)					Year Ended December 31,	Six Months Ended June 30,
					2007	2008
Earnings:
Income (loss) before income taxes					$33,585	$(100,720)
Fixed charges excluding capitalized interest and preferred dividends					100,299	47,394

Total Earnings					$133,884	$(53,326)

Fixed Charges:
Interest expense					$100,299	$47,394
Capitalized interest					9,496	2,144
Preferred dividends					17,327	9,008

Total Fixed Charges					$127,122	$58,546

Pro forma ratio of earnings to combined fixed charges and preferred stock dividends					1.1	—